October 23, 2013

VIA EDGAR

Mr. Justin Dobbie

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	Adecoagro S.A.
Registration Statement on Form F-3
Filed September 24, 2013
File No. 333-191325

Dear Mr. Dobbie:

On behalf of Adecoagro S.A. (“Adecoagro” or the “Company”), a corporation organized under the laws of Luxembourg, we are filing electronically on EDGAR for review by the Staff of the Securities and Exchange Commission (the “Commission”) Amendment No. 1 (“Amendment No. 1”) to the Registration Statement on Form F-3 (the “Registration Statement”) filed by the Company on September 24, 2013, and the Company’s responses to the comments of the Staff of the Division of Corporate Finance of the Commission contained in your letter to Mariano Bosch of the Company dated October 17, 2013.

For convenience of reference, each Staff comment contained in your letter is reprinted below in italics, numbered to correspond with paragraph numbers assigned in your October 17, 2013 comment letter, and is followed by the corresponding response of the Company. Capitalized terms used and not otherwise defined in the response letter that are defined in the Registration Statement shall have the meanings set forth in the Registration Statement.

Exhibit 5.1

1.       Please refer to the second numbered paragraph. We note the list of examined documents. Please have counsel revise this paragraph to clarify that it has examined all other documents it deems necessary to form its opinions.

The Staff’s comment is duly noted. We have included a revised Exhibit 5.1 to clarify that counsel has reviewed such documents disclosed to counsel which counsel deemed necessary to render its opinion.

2.       Please refer to the fourth numbered paragraph. Please have counsel delete the first sentence.

The Staff’s comment is duly noted. We have included a revised Exhibit 5.1 deleting the first sentence of the fourth numbered paragraph and clarifying the general assumption to the effect that counsel has assumed, among other things, that the original documents counsel reviewed are genuine, accurate, complete and up –to-date.

3.       Please refer to the ninth numbered paragraph and the language “and the Luxembourg courts shall have exclusive jurisdiction thereon.” Please have counsel delete this inappropriate jurisdictional limitation.

The Staff’s comment is duly noted. Based on counsel’s view, we respectfully submit to the Staff that it is customary opinion practice in Luxembourg and most European jurisdictions to include the referenced language. Counsel also advises that this limitation on jurisdiction is consistently applied in all legal opinions it renders and, accordingly it has been included in all of counsel’s prior written opinions that have been filed with the Commission. Counsel further notes that its opinion is delivered on the basis that any judicial review thereof will be undertaken by the court most competent to review the subject matter and one expert in Luxembourg law. Counsel also notes that the exclusivity as to jurisdiction does not limit the content or scope of the opinion, which represents the judgment of Counsel and is independent of the opinion recipient’s ability to “enforce” it as would be the case in a contractual relationship.

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We thank the Staff for its attention to the Company’s filing and we look forward to hearing from you regarding Amendment No. 1 to the Registration Statement. If I can be of any assistance during the staff’s review of the Registration Statement, please contact me, collect, by telephone at (212) 659-4970 or by facsimile at (212) 884-9547. I can also be reached by e-mail at frank.vivero@haynesboone.com.

Very truly yours,

/s/ Frank Vivero

Frank Vivero

Copy:	Mariano Bosch (Adecoagro)
Emilio Gnecco (Adecoagro)